Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	2002	2003	2004	2005	2006

Pre-tax income (loss) from continuing operations	$160,130	$205,628	$187,019	$99,149	-$41,912
Interest expense	1,609	1,487	926	997	1,582
Interest expense on unconsolidated subsidiary	3,069	2,090	1,570	2,060	4,098
Amortization of debt issue costs	675	739	756	738	1,028
Interest portion of rent expense	61,157	68,883	77,759	86,303	91,076

Earnings	$226,640	$278,826	$268,029	$189,246	$55,872

Interest expense	$1,609	$1,487	$926	$997	$1,582
Interest expense on unconsolidated subsidiary	3,069	2,090	1,570	2,060	4,098
Amortization of debt issue costs	675	739	756	738	1,028
Interest portion of rent expense	61,157	68,883	77,759	86,303	91,076

Fixed Charges	$66,510	$73,198	$81,010	$90,097	$97,784

Fixed Charge Coverage Ratio	3.41	3.81	3.31	2.10	**

** Earnings were not sufficient to cover fixed charges. The shortfall was $41.9 million.